

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

Via E-mail
Ms. Bin Hu Laurence
Chief Financial Officer
E-House (China) Holdings Limited
17/F, East Tower, No. 333 North Chengdu Road
Shanghai, People's Republic of China 200041

Re: **E-House (China) Holdings Limited**
   Form 20-F for the fiscal year ended December 31, 2011
   Filed April 24, 2012
   File No. 1-33616

Dear Ms. Bin Hu Laurence:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief